Exhibit 99.4

Transhare Corporation
17755 US Highway 19 N

 Suite 140

 Clearwater, Fl. 33764

SU GROUP HOLDINGS LIMITED

Extraordinary General Meeting of Members

25 June 2026

To the Secretary SU GROUP HOLDINGS LIMITED,

I, the undersigned Inspector of Election, having been duly qualified, report that the annual meeting of the shareholders of SU GROUP HOLDINGS LIMITED (the “Company”) to

1.	IT IS HEREBY RESOLVED, as a special resolution, that subject to all further requirements prescribed by sections 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which these conditions are fulfilled:

i.	the par value of each issued class A ordinary share of par value of HK$0.10 each (the “Class A Ordinary Shares”) and class B ordinary share of par value of HK$0.10 each (the “Class B Ordinary Shares”) in the share capital of the Company be reduced from HK$0.10 to HK$0.000001 by cancelling the paid-up capital to the extent of HK$0.099999 on each of the then issued Class A Ordinary Shares and Class B Ordinary Shares, respectively (the “Capital Reduction”);

ii.	following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A Ordinary Share and Class B Ordinary Share, respectively, shall be HK$0.000001;

iii.	the credit arising from the Capital Reduction be transferred to the distributable reserve account of the Company which may be applied by the Company as the board of directors of the Company (the “Board”) may deem fit and in any manner as permitted by all applicable laws and the memorandum and articles of association of the Company, including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time;

iv.	immediately following the Capital Reduction becoming effective, each authorised but unissued Class A Ordinary Share of par value of HK$0.10 each be sub-divided into one hundred thousand (100,000) authorised but unissued class A ordinary shares (the “New Class A Ordinary Shares”) of par value of HK$0.000001 each and each authorised but unissued Class B Ordinary Share of par value of HK$0.10 each be sub-divided into one hundred thousand (100,000) authorised but unissued class B ordinary shares (the “New Class B Ordinary Shares”) of par value of HK$0.000001 each (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganisation”);

v.	immediately following the Capital Reorganisation, the authorised share capital of the Company be changed from (A) HK$75,000,000 divided into 750,000,000 shares of a nominal or par value of HK$0.10 each, comprising (a) 749,098,320 Class A ordinary shares of par value of HK$0.10 each and (b) 901,680 Class B ordinary shares of par value of HK$0.10 each to (B) HK$75,000,000 divided into 75,000,000,000,000 shares of a nominal or par value of HK$0.000001 each, comprising (a) 74,909,832,000,000 Class A ordinary shares of par value of HK$0.000001 each and (b) 90,168,000,000 Class B ordinary shares of par value of HK$0.000001 each;

vi.	each of the New Class A Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each of the New Class B Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other, and each shall have such rights and privileges and be subject to the restrictions as contained in the memorandum and articles of association of the Company;

vii.	each director of the Company (each a “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such documents and take such actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

viii.	the registered office provider of the Company be and is hereby instructed to prepare, finalize and make all such filings with the Registrar of Companies in the Cayman Islands, including filing the solvency statement (as made by the Directors), the minute in respect of the reduction of capital and any related forms or filings, as may be necessary or desirable to implement and give effect to the matters approved herein.

2.	IT IS HEREBY RESOLVED, as a special resolution, that subject to and conditional upon the Capital Reorganisation in Resolution No. 1 above becoming effective:

i.	the second amended and restated memorandum of association and second amended and restated articles of association of the Company (together the “New M&A”), in the form set out in the Exhibit to the notice of the Extraordinary General Meeting (without showing the blackline when the adoption takes effect), be and are hereby approved and adopted as the memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and existing amended and restated articles of association of the Company, respectively, with effect immediately following the Capital Reorganisation becoming effective (the “Adoption of New M&A”);

ii.	each Director of the Company be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

iii.	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

Transhare Corporation
17755 US Highway 19 N

 Suite 140

 Clearwater, Fl. 33764

I have conducted the balloting by the shareholders of SU GROUP HOLDINGS LIMITED for the purpose of voting on the items set forth below, and that the shares were voted as follows:

IN TESTIMONY WHEREOF, I have hereunto set my hand this 26th Day of June 2026.

06/26/2026